# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Autohome Inc., CIK 0001527636
CUSIP: 05278C107
Title of class of securities: Ordinary shares, par value US$0.0025 per share
Address of issuer's principal executive offices: 18th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, China (F4), 100080
Date of event which requires filing of this statement: 08/27/2025
Amends the filing with accession number 0001104659-16-130895
Filed by CIK 0001678102
Persons authorized to receive notices and communications: Yiming Zhao, 22/F, No.1333 Lujiazui Ring Road, PuDong, Shanghai, China (F4), 200120, 86-21-38634118

## Reporting persons
- Yun Chen Capital Cayman (CIK 0001678102): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 23,916,500; shared voting power 0; sole dispositive power 23,916,500; shared dispositive power 0; aggregate amount beneficially owned 23,916,500 (5.1% of the class)
  Comment: 1. Calculation of row 13 is based on a total of 467,282,952 ordinary shares, par value US$0.0025 per share of the Issuer (the "Ordinary Shares") issued and outstanding as of June 30, 2025 (excluding 42,104,648 treasury shares and Ordinary Shares that are reserved for future issuance under the Issuer's share incentive plans), as disclosed by the Issuer in its current report on Form 6-K filed on August 27, 2025.
- Ping An Insurance (Group) Company of China, Ltd. (CIK 0001301951): type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 23,916,500; shared voting power 0; sole dispositive power 23,916,500; shared dispositive power 0; aggregate amount beneficially owned 23,916,500 (5.1% of the class)
  Comment: 1. Calculation of row 13 is based on a total of 467,282,952 Ordinary Shares issued and outstanding as of June 30, 2025 (excluding 42,104,648 treasury shares and Ordinary Shares that are reserved for future issuance under the Issuer's share incentive plans), as disclosed by the Issuer in its current report on Form 6-K filed on August 27, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value US$0.0025 per share
Name of issuer: Autohome Inc.
Address of issuer's principal executive offices: 18th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, China (F4), 100080
Comment:
This amendment No. 7 (this "Amendment No. 7") is filed jointly by Yun Chen Capital Cayman ("Yun Chen") and Ping An Insurance (Group) Company of China, Ltd. ("Ping An," together with Yun Chen, the "Reporting Persons") with respect to the Ordinary Shares of the Issuer.

This Amendment No. 7 amends and supplements the Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on July 5, 2016 (as amended and supplemented by Amendment No. 1 filed by the Reporting Persons on February 27, 2017, Amendment No. 2 filed by the Reporting Persons on June 19, 2020, Amendment No. 3 filed by the Reporting Persons on July 23, 2020, Amendment No. 4 filed by the Reporting Persons on March 3, 2021, Amendment No. 5 filed by the Reporting Persons on March 16, 2021, and Amendment No. 6 filed by the Reporting Persons on April 21, 2023, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings assigned to such terms in Schedule 13D. Except as provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following to replace Schedule A to the Schedule 13D in its entirety:

The name and principal occupation or employment of each of the directors and executive officers of Yun Chen and Ping An are as follows:

The following sets forth the name and present principal occupation or employment of the directors and executive officers of Yun Chen. Unless otherwise indicated below, the current business address of each director and executive officer of Yun Chen is Ping An Finance Building, No. 1333 Lujiazui Loop, Pudong District, Shanghai 200120, People's Republic of China. Each of the following persons is a citizen of the People's Republic of China.

Name Principal Occupation
Zhao, Yiming Director
Jiang, Kai Director
Lu, Wei Director

The following sets forth the name and present principal occupation or employment of each of the directors and executive officers of Ping An. Each of the following persons is a citizen of the People's Republic of China (including Yang, Xiaoping, Ng, Sing Yip and Ng, Kong Ping Albert who are citizens of Hong Kong S.A.R.), except that (i) Guo, Michael is a citizen of Australia, (ii) Chearavanont, Soopakij is a citizen of Thailand, (iii) Yang, Xiaoping and Ng, Sing Yip are citizens of Hong Kong, and (iv) Ng, Kong Ping Albert is a citizen of Hong Kong and Australia. The business address of each of the following persons is c/o 47th, 48th, 108th, 109th, 110th, 111th and 112th Floors, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong Province, China.

Name Principal Occupation
Ma, Mingzhe Chairman of the Board of Directors
Xie, Yonglin Executive Director, President and Co-CEO
Guo, Michael Executive Director, Co-CEO and Senior Vice President
Fu, Xin Executive Director, Senior Vice President, Chief Financial Officer
Cai, Fangfang Executive Director, Senior Vice President
Chearavanont, Soopakij Non-executive Director
Yang, Xiaoping Non-executive Director
He, Jianfeng Non-executive Director
Cai, Xun Non-executive Director
Ng, Sing Yip Independent Non-executive Director
Chu, Yiyun Independent Non-executive Director
Liu, Hong Independent Non-executive Director
Ng, Kong Ping Albert Independent Non-executive Director
Jin, Li Independent Non-executive Director
Wang, Guangqian Independent Non-executive Director
Huang, Baoxin Senior Vice President
Sheng, Ruisheng Board Secretary and Company Secretary
Guo, Shibang Assistant President and Chief Risk Officer
Zhang, Zhichun Assistant President and Person-in-charge of Auditing
Xu, Jing Chief Compliance Officer
Residence or business address: There is no update or amendment to this Item 2(b).
Present principal occupation or employment: There is no update or amendment to this Item 2(c), except that the name, business address, present principal occupation and citizenship of each director and executive officer of the Reporting Persons are set forth under Item 2(a) to replace Schedule A to the Schedule 13D.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or any of the persons named in Item 2(a) hereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or any of the persons named in Item 2(a) hereof was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: There is no update or amendment to this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

Pursuant to a share sale and purchase agreement dated as of February 20, 2025 (the "Share Purchase Agreement") by and between Yun Chen and CARTECH HOLDING COMPANY (the "Cartech Holding"), Yun Chen agreed to sell to Cartech Holding 200,884,012 Ordinary Shares for an aggregate purchase price of approximately RMB13.1 billion (the "Transaction") The closing of the Transaction occurred on August 27, 2025. Immediately after the closing of the Transaction, Yun Chen beneficially owned 23,916,500 Ordinary Shares of the Issuer (the "Remaining Shares"). As of the date of the Share Purchase Agreement, the share charge disclosed in the Schedule 13D had been released.

With respect to the Remaining Shares, on February 20, 2025, Cartech Holding and Yun Chen entered into a put and call option agreement (the "Put and Call Option Agreement") pursuant to which the parties agreed, among other matters, that subject to the terms of the Put and Call Option Agreement:

(a) Yun Chen would not, and would cause its affiliates not to, prior to and on the third anniversary of the date of the Put and Call Option Agreement, Transfer (as defined in the Put and Option Agreement) any Remaining Shares to any third party other than Cartech Holding and/or any party designated by Cartech Holding;

(b) During the period from the date immediately following the third anniversary of the date of the Put and Call Option Agreement to the fourth anniversary thereof (the "Option Exercise Period"), Yun Chen shall have the right, exercisable at its sole discretion on one or more occasions, by way of written notice to Cartech Holding on each occasion, to sell to Cartech Holding and/or any party designated by Cartech Holding all or portion of Remaining Shares at a price per Ordinary Share equal to US$35.00 per ADS, subject to such other terms and conditions as Cartech Holding and Yun Chen may agree;

(c) If, during the Option Exercise Period, Yun Chen proposes to Transfer all or part of the Remaining Shares to a non-affiliated third party other than Cartech Holding and/or its affiliate, Cartech Holding shall have a right of first refusal to purchase all but not part of the Remaining Shares subject to Transfer in accordance with the terms and conditions set forth in the Put and Call Option Agreement. In the event that Cartech Holding exercises its right of first refusal, if the price offered by the proposed transferee is higher than the price per Ordinary Share equivalent to US$39.00 per ADS, the Remaining Shares subject to Transfer shall be sold to Cartech Holding and/or its designee at the price per Ordinary Share equivalent to US$39.00 per ADS. In the event that Cartech Holding waives or is deemed to have waived its right of first refusal under the Put and Call Option Agreement, Yun Chen shall then be entitled to Transfer the Remaining Shares subject to Transfer to the proposed transferee at a price not lower and on terms no more favorable to the proposed transferee than those presented to Cartech Holding in the Transfer Notice (as defined in the Put and Option Agreement);

(d) During the Option Exercise Period, Cartech Holding shall have the right, exercisable at its sole discretion on one or more occasions, by way of written notice (the "Call Option Notice") to Yun Chen on each occasion, to purchase from Yun Chen (such purchase, the "Call Purchase") all or portion of the Remaining Shares at such price per Ordinary Share equal to:

(i) US$39.00 per ADS, if the ADS's closing price at The New York Stock Exchange as of the last trading day immediately preceding the date of the Call Option Noice (the "Market Price") is US$39.00 per ADS or more;

(ii) the Market Price, if the Market Price is more than US$35.00 per ADS but less than US$39.00 per ADS; or

(iii) US$35.00 per ADS, if the Market Price is US$35.00 per ADS or less.

(e) For so long as Yun Chen and/or its affiliate beneficially owns any Remaining Shares, in the event that Cartech Holding or the board of the Issuer proposes any corporate transactions concerning the Issuer in relation to the share capital of the Issuer and/or the interests therefrom, the scope of which shall be subject to the agreement between the Cartech Holding and Yun Chen from time to time (the "Corporate Transactions"), Yun Chen shall, and shall procure its affiliates to, use its reasonable best efforts to, cooperate with Cartech Holding and/or the Issuer at the request of Cartech Holding and sign, execute and deliver all such document necessary and desirable to give effect to and consummate such Corporate Transactions. Upon the initiation of a Corporate Transaction prior to the third anniversary of the date of the Put and Call Option Agreement and as Cartech Holding deems desirable, Cartech Holding shall be entitled to the Call Purchase in accordance with the terms and conditions set forth in the Put and Call Operation Agreement.

The foregoing descriptions of the Share Purchase Agreement and the Put and Call Option Agreement do not purport to be complete and are qualified in their entirety by reference to the full texts of the Share Purchase Agreement and Put and Call Option Agreement, which are filed as Exhibit 1 and Exhibit 2, respectively, hereto and which are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows (11) and (13) of the cover pages of this Amendment are hereby incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: Rows (7) to (10) of the cover pages of this Amendment are hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as described in this Amendment No. 7, to the best knowledge of the Reporting Persons, no transactions in any of the Ordinary Shares have been effected by any Reporting Person or any other person named in the response to Item 2 above during the past sixty days preceding the filing of this Amendment No. 7.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares held by the Reporting Persons or the ADSs representing such Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth and/or incorporated by reference in Item 4 of the Schedule 13D, as amended by this Amendment No.7, is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 1 Share Sale and Purchase Agreement, dated as of February 20, 2025, between CARTECH HOLDING COMPANY and Yun Chen Capital Cayman, as filed by CARTECH HOLDING COMPANY in its initial Schedule 13D on August 29, 2025 (https://www.sec.gov/Archives/edgar/data/1527636/000095017025112122/ck0000000000-ex99_c.pdf)

Exhibit 2 Put and Call Option Agreement, dated as of February 20, 2025, between CARTECH HOLDING COMPANY and Yun Chen Capital Cayman, as filed by CARTECH HOLDING COMPANY in its initial Schedule 13D on August 29, 2025 (https://www.sec.gov/Archives/edgar/data/1527636/000095017025112122/ck0000000000-ex99_g.pdf)

## Signatures
- Yun Chen Capital Cayman: /s/ Yiming Zhao, Yiming Zhao, Director (08/29/2025)
- Ping An Insurance (Group) Company of China, Ltd.: /s/ Xin Fu, Xin Fu, Director, Senior Vice President, Chief Financial Officer (08/29/2025)